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                 FORM 4

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[ ]  CHECK BOX IF NO LONGER SUBJECT TO
     SECTION 16. FORM 4 OR FORM 5
     OBLIGATIONS MAY CONTINUE. SEE
     INSTRUCTION 1(B).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(A) OF THE PUBLIC UTILITY
                         HOLDING COMPANY ACT OF 1935 OR SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940

-----------------------------------------------------------------------------------------------------------------------------------
1. NAME AND ADDRESS OF REPORTING |2.   ISSUER NAME AND TICKER OR TRADING          |6. RELATIONSHIP OF REPORTING PERSON
   PERSON*                       |     SYMBOL                                     |   TO ISSUER
                                 |                                                |
   Hetz Nathan                   |     EQUITY ONE, INC. NYSE:EQY                  |   (CHECK ALL APPLICABLE)
                                 |                                                |
                                 |                                                |   [X] DIRECTOR       [X] 10% OWNER
                                 |                                                |   [ ] OFFICER        [ ] OTHER
                                 |                                                |      (GIVE TITLE        (SPECIFY
                                 |                                                |       BELOW)             BELOW)
                                 |                                                |
                                 |                                                |      PRESIDENT AND COO
                                 |                                                |
---------------------------------|------------------------------------------------|-------------------------------------------------
   (LAST)    (FIRST)   (MIDDLE)  |3.   IRS OR SOCIAL      |4. STATEMENT FOR       |7.  INDIVIDUAL OR JOINT/GROUP FILING
                                 |     SECURITY NUMBER    |   MONTH/YEAR          |    (CHECK APPLICABLE LINE)
                                 |     OF REPORTING PERSON|                       |
                                 |     (VOLUNTARY)        |                       |
                                 |                        |     Feb-03            |
   1696 N.E. MIAMI GARDENS DRIVE |                        |                       |     [X] FORM FILED BY ONE REPORTING
                                 |                        |                       |         PERSON
-------------------------------- |                        |-----------------------|
           (STREET)              |                        |5. IF AMENDMENT,       |
                                 |                        |   DATE OF             |
NORTH MIAMI BEACH  FLORIDA 33179 |                        |   ORIGINAL            |     [ ] FORM FILED BY MORE THAN ONE
                                 |                        |  (MONTH/YEAR)         |         REPORTING PERSON
---------------------------------|                        |                       |
(CITY)             (STATE) (ZIP) |                        |                       |
                                 |                        |                       |
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. TITLE OF       |2. TRANSACTION |2A. DEEMED  |3.TRANSACTION| 4. SECURITIES         |5. AMOUNT OF   |6.OWNERSHIP    |7.NATURE OF
   SECURITY       |   DATE        | EXECUTION  |  CODE       |  ACQUIRED (A)         |   SECURITIES  |  FORM:        |  INDIRECT
   (INST. 3)      |   (MONTH/DAY/ | DATE, IF   |  (INSTR. 8) |  OR DISPOSED          |   BENEFICIALLY|  DIRECT (D)   |  BENEFICIAL
                  |   YEAR)       | ANY(MONTH/ |             |  OF (D) (INSTR.       |   OWNED AT    |  OR INDIRECT) |  OWNERSHIP
                  |               | DAY/YEAR)  |             |  3, 4, AND 5)         |   END OF      |  (I)(INSTR. 4)|  (INSTR. 4)
                  |               |            |             |                       |   MONTH)      |               |
                  |               |            |-------------|-----------------------|  (INST. 3     |               |
                  |               |            |  CODE |  V  |  AMOUNT   |(A)OR|PRICE|   AND 4)      |               |
                  |               |            |       |     |           |OR(D)|     |               |               |
------------------------------------------------------------------------------------------------------------------------------------
Common Stock      |     2/12/03   |            |   A   |     | 1,589,530 |  A  |13.47|  5,107,444 (2)|       I       |    (1)
------------------|---------------|------------|-------|-----|---------- |-----|-----|---------------|---------------|--------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is  filed  by more than one reporting  person, see  Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
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

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. TITLE OF       |2.CONVERSION |3.TRANS- |3A.        |4.TRANS-  |5.NUMBER OF    |6.DATE EXERCISABLE          | 7.TITLE AND AMOUNT
   DERIVATIVE     | OR EXERCISE | -ACTION |DEEMED     |  -ACTION | DERIVATIVE    |  AND                       | UNDERLYING
   SECURITY       | PRICE OF    | DATE    |EXECUTION  |  CODE    | SECURITIES    |  (MONTH/DAY/YEAR)          | SECURITIES
   (INSTR. 3)     | DERIVATIVE  | (MONTH/ |DATE,      |  (INSTR. | ACQUIRED (A)  |                            | (INSTR. 3 AND 4)
                  | SECURITY    |  DAY/   |IF ANY     |     8)   | OR DISPOSED   |                            |
                  |             |  YEAR)  |(MONTH/DAY/|          | OF (D)(INSTR. |                            |
                  |             |         | YEAR)     |          | 3,4, AND 5)   |                            |
                  |             |         |           |          |               |                            |
                  |             |         |           |-----|----|--------|----- |--------------|-------------|---------------------
                  |             |         |           |CODE |  V |  (A)   | (D)  |    DATE      | EXPIRATION  |  TITLE | AMOUNT OR
                  |             |         |           |     |    |        |      | EXERCISABLE  |    DATE     |        | NUMBER OF
                  |             |         |           |     |    |        |      |              |             |        |   SHARES
------------------|-----------------------------------------------------------------------------------------------------------------
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
------------------|-----------------------------------------------------------------------------------------------------------------
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
------------------|-----------------------------------------------------------------------------------------------------------------
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
                  |             |         |           |     |    |        |      |              |             |        |
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
  8. PRICE OF       |9. NUMBER OF   |10. OWNERSHIP    |11. NATURE      |
     DERIVATIVE     | DERIVATIVE    |    FORM OF      |    OF INDIRECT |
     SECURITY       | SECURITIES    |    DERIVATIVE   |    BENEFICIAL  |
     (INSTR. 5)     | BENEFICIALLY  |    SECURITY:    |    OWNERSHIP   |
                    | OWNED AT THE  |    DIRECT (D)   |    (INSTR. 4)  |
                    | END OF MONTH  |    OR INDIRECT  |                |
                    | (INSTR. 4)    |    (I)(INSTR.4) |                |
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
  ------------------|---------------------------------------------------
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
  ------------------|---------------------------------------------------
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
   ------------------|---------------------------------------------------
                    |               |                 |                |
                    |               |                 |                |
                    |               |                 |                |
  ------------------|---------------------------------------------------





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

Explanation of Responses:

(1) Represents shares purchased by AH Investments US, LP ("AHIUS") in a private placement pursuant to a common stock purchase agreement. The shares were purchased concurrently with the closing of Equity One's merger with IRT Property Company. AHIUS is a member of a group with Mr. Hetz for purposes of Section 13(d) of the Exchange Act of 1934, as amended. Mr. Hetz is the Chief Executive Officer of Alony Hetz Properties & Investments, LP, AHIUS' parent company. Alony Hetz is controlled by both Wertheim Holdings and Natkal Management pursuant to a shareholders agreement entered into by these parties and dated October 31, 1996 (the "Shareholders Agreemen"). Under the Shareholders Agreement, the parties agreed to vote at Alony Hetz's general meetings of shareholders in a manner to be decided upon at preliminary meetings that will be held by the parties before such general meetings. The parties further granted each other a right of first refusal in the event that either party reduces or intend to reduce its shareholdings in Alony Hetz to 6,000,000 or less shares and proposes to sell any of such shares to a third party. The term of this Shareholders Agreement is ten years.

(2) Represnets 5,099,444 shares of record held by AHIUS and 8,000 shares of record held directly by Mr. Hetz

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).


                              /s/ HETZ NATHAN                February 14, 2003
                         -------------------------------     -----------------
                         **Signature of Reporting Person            Date
                                  Hetz Nathan

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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